FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2009
28th October 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1       Press release of British Sky  Broadcasting  Group plc announcing Director/PDMR Shareholding released on  28th October 2009

British Sky Broadcasting Group plc

(the "Company")

The Company announces that it received notification today, in accordance with DTR 3.1.2R and paragraph 26 of the Model Code, from the following Independent Non-Executive Directors of the Company, that they have today purchased ordinary shares in the Company at a price of 544.5 pence per share, pursuant to trading plans, as detailed below:

Name of Director	Number of shares purchased	Date of entry into trading plan	Total number of shares held in the Company following transaction
David Evans	155	10 August 2009	16,462*
Nicholas Ferguson	115	10 August 2009	10,342
Andrew Higginson	95	10 August 2009	2,531
Allan Leighton	455	12 August 2009	1,223
Jacques Nasser	157	10 August 2009	467
Dame Gail Rebuck	95	10 August 2009	384
Daniel Rimer	389	10 August 2009	1,157
Lord Wilson of Dinton	117	10 August 2009	834

* 16,000 ordinary shares held in the form of 4,000 American Depositary Shares ("ADSs"), one ADS is equivalent to four ordinary shares.

Enquiries:

Alex Jones

Assistant Company Secretary

Telephone: +44 (0)20 7705 3081

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 28 October, 2009                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary